Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vital Card, Inc.
214 W 29th St 16th Floor
New York , NY 10001
www.vitalcard.com

Up to $1,069,999.02 in Common Stock at $1.03
Minimum Target Amount: $9,999.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vital Card, Inc.
Address: 214 W 29th St 16th Floor , New York , NY 10001
State of Incorporation: DE
Date Incorporated: March 22, 2017

Terms:

Equity

Offering Minimum: $9,999.24 | 9,708 shares of Common Stock
Offering Maximum: $1,069,999.02 | 1,038,834 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.03
Minimum Investment Amount (per investor): $499.55

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Founding Investor

The first 500 investors to invest $500 or more will receive an exclusive Cobalt Blue Founders Edition VITAL Card!

Early Bird

First 7 days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 days - Early Bird | 10% bonus

Next 7 days - Early Adopters | 5% bonus shares

Volume

$500 | VITAL Card Tee-Shirt

$1,000 (Tier 2 perk) | 10% bonus to pre-launch referral score +VITAL Card Power Bank

$2,500 (Tier 3 perk) | 15% bonus to pre-launch referral score + VITAL Card Hoodie

$5,000 (Tier 4 perk) | 20% bonus to pre-launch referral score + VITAL Card Hydro Flask

$10,000 (Tier 5 perk) | 25% bonus to pre-launch referral score + Community Outreach Advisory Board Seat

$50,000 (Tier 6 perk) | 50% bonus to pre-launch referral score + Advisory Board Membership

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Vital Card, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.03/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $103. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

VITAL Card is a new innovative millennial and gen z focused credit card - that utilizes gamification around sharing and spending responsibly. It's the world's first social credit card that pays users to share it. Use the card, share it with friends and get paid forever. VITAL is the future of the credit card industry, leveraging social gamification and mobile. 75 million* millennials in the U.S. are the most digitally connected group. Yet, no credit card issuing program has leveraged the power of "Social & Mobile." It is time that happened... The concept of sharing your car or house to earn extra money in the gig economy is an established part of millennial and gen z culture**. Now you can get paid to share your credit card provider as well.

Your VITAL Score is a factor that determines how much cash you may receive each month. When you sign up a friend you get 4 points towards your referral score, when they sign up a friend you get 2 points and when they sign up someone up you get 1 point for each new member. 1% of all VITAL Card transactions (whether they were referred by another member or not) go into the Cash Rewards Pool. At the end of each month VITAL pays out the Cash Rewards Pool based on each member's referral score. The higher your score, potentially the bigger your check! You may get a check every month - forever. You also receive an additional 1% cash back on what you spend. In order for your referrals to qualify towards your total referral score, each account must be active and in good standing. Active means they spend as little as $1 per month. The more members you refer, the more payoutyou are eligible for.

By outsourcing marketing to the crowd VITAL Card is able to pay members cash forever for each person they sign up. Plus members can compete monthly to earn an additional 5%, 2% or 1% cash back on all purchases.

The Company was originally formed as Bloom Financial Services, but changed its name to VITAL Card. The Company generates revenue through credit card transaction fees.

*http://go.medallia.com/rs/669-VLQ-276/images/Medallia-Millennials-Your-Most-Powerful-Brand.pdf

*https://www.mckinsey.com/industries/retail/our-insights/cracking-the-code-on-millennial-consumers

**https://www2.deloitte.com/us/en/insights/focus/technology-and-the-future-of-work/millennials-in-the-gig-economy.html

**https://www.techrepublic.com/article/growth-of-the-gig-economy-46-of-gen-z-workers-are-freelancers/

Competitors and Industry

The major competition in the overall credit card space includes Chase, American Express, Captial One, Citi, Bank of America, PETAL Card. However, recently there have been some new entrants into the market, including BREX, Apple Pay/Card, Venmo, Paypal, among others that have been better at targeting a younger customer base, especially millenials and Gen-Z.

A handful of major banks in the country control over 80% of the card-issuing market. With a high barrier to entry and high customer acquisition cost, there has been a lack of innovative startups in the space.

Current Stage and Roadmap

We rolled out our pre-launch site to help validate the concept (and with spending very little on marketing) we've generated 150K+ waitlist signups and growing. We then spent 2019 locking up our bank partner and putting the key pieces in place to bring VITAL to market.

The company does not yet currently have an active credit card in the market, people can sign up for the waitlist, but they cannot yet avail of any perks or rewards until the card has been implemented and is live. We are currently focused on raising capital in this round to be able to bring our product to market.

The Team

Officers and Directors

Name: Chris Bridges

Chris Bridges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 22, 2017 - Present
  Responsibilities: Business strategy, raising capital, general operations, managing team, contract negotiations, and partnerships. Chris currently receives no compensation for this role.

Name: Adam Spencer

Adam Spencer 's current primary role is with Elev8 Advisors Group. Adam Spencer currently services 10+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Financial Backend Operations, managing day to day operations at the company. Adam currently receives no compensation for this role.

Other business experience in the past three years:

- **Employer:** Elev8 Advisors Group
  Title: Managing Partner
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Managing all business and strategy operations at the company.

Other business experience in the past three years:

- **Employer:** Aurora Solutions
  Title: COO
  Dates of Service: December 01, 2017 - July 01, 2019
  Responsibilities: Managing all of the company's operations.

Name: Vincent Bradley

Vincent Bradley 's current primary role is with Proper Wild. Vincent Bradley currently services 10+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: March 22, 2017 - Present
  Responsibilities: Serve on the Board. Vincent currently receives no cash compensation for this role.

- **Position:** Co-Founder
  Dates of Service: March 22, 2017 - Present
  Responsibilities: Startup Operations. Vincent receives no cash compensation for this role.

Other business experience in the past three years:

- **Employer:** Proper Wild
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Managing all corporate decisions and operations.

Other business experience in the past three years:

- **Employer:** Sutter Securities Group
  Title: CEO
  Dates of Service: January 01, 2013 - December 31, 2017
  Responsibilities: Managing all business functions and operations.

Name: Joseph Cohen

Joseph Cohen 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Joseph currently oversees all technical and engineering aspects of the Company. Joseph currently receives no compensation for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Vital Credit Card or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Vital Card was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vital Card has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Vital Card is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VITAL Card or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VITAL Card could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Bridges	3,750,000	Common Stock	38.54

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, Convertible Debt, SAFE, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,038,834 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 9,731,021 outstanding.

Voting Rights

General Stockholder Voting Rights: 1 vote per share.

Material Rights

The total amount on a fully diluted basis (9,731,021) includes 8,481,021 shares issued, 129,000 shares to be issued pursuant to outstanding stock options and 1,121,000 shares reserved as part of an equity incentive plan.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $999,980.00
Maturity Date: December 31, 2021
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing Round

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,095,000.00
Maturity Date: December 31, 2021
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with SAFE.

Convertible Debt

The security will convert into Preferred and the terms of the Convertible Debt are outlined below:

Amount outstanding: $500,000.00
Maturity Date: December 31, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $135,000.00
Maturity Date: December 31, 2021
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Equity Financing Revent

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00

Maturity Date: December 31, 2021
Interest Rate: 6.0%
Discount Rate: 30.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,000,000.00
  Use of proceeds: Company operations, legal, consulting, pre-launch campaign
  Date: June 07, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $999,980.00
  Use of proceeds: OPEX, Legal, consulting, general operations
  Date: January 18, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $95,000.00
  Use of proceeds: Operating expenses
  Date: January 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,966.10
  Number of Securities Sold: 24,666
  Use of proceeds: Operations
  Date: July 07, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $65,176.63
  Number of Securities Sold: 76,355
  Use of proceeds: Operations
  Date: January 01, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations and marketing
  Date: May 01, 2019

Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $135,000.00
  Use of proceeds: Operations and marketing
  Date: January 22, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Operations and marketing
  Date: February 27, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the business for at least 12-18 months without revenue generation.

Foreseeable major expenses based on projections:

We believe our major expenses will be marketing and employment.

Future operational challenges:

We see marketing and customer acquisition/adoption as our biggest operational challenges.

Future challenges related to capital resources:

We believe that our biggest challenge related to capital resources is our ability to continue to raise capital after this Regulation CF financing round.

Future milestones and events:

Our ability to hit first revenue is our most important milestone in the business; that is why it is critical for us to have a successful fundraise this year and early next year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is relying on the success of its Regulation CF financing round for short term cash needs. Based on the sucesss of this round, the Company plans to launch a Series A financing round in the first half of 2021.

The Company has minimal cash available to it now, but does have the ability to borrow capital from its officers prior to a successful Reg CF fundraise.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The success of this campaign is critical for the company to start 2021 strongly and hit its revenue goals. If the company is not successful in this Regulation CF financing round, the Company will be forced to find additonal bridge financing elsewhere, which will slow down the Company's plans of hitting revenue in 2021.

Our burn rate will depend on our ability to raise capital in this Reg CF round. As of now, the company is not burning any cash until it closes on capital from a Reg CF round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In the short term, the funds from this campaign are necessary to the viability of the company. If the company does not hit its goals in this campaign, it will have to find additional bridge financing prior to raising its Series A.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum, it will not have enough capital to launch its Series A round.

Our burn rate will depend on our ability to raise capital in this Reg CF round. As of now, the company is not burning any cash until it closes on capital from a Reg CF round.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum, it will have enough capital to sustain expenses through most of 2021 and it will also allow it to successfully launch a Series A round.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is planning to launch a Series A financing round in 2021. The timing of this is based on how successful its Regulation CF round is.

Indebtedness

- **Creditor:** Chris Bridges
  Amount Owed: $77,194.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Various holders - SAFEs
  Amount Owed: $2,229,980.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Various holders - convertible notes
  Amount Owed: $750,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Chris Bridges
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has a receivable from a founder with $77,194 outstanding as of December 31, 2019.
  Material Terms: The outstanding amount of this transaction is $77,194.

Valuation

Pre-Money Valuation: $10,022,951.63

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,229,980 in SAFEs and $750,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

<u>Valuation Basis</u>

We determined this valuation based on a number of factors, including our prior SAFE raises, as well as our belief in our operating team, our board of directors, and the uniqueness of our product. We believe our valuation is closer to $10mm now as we have made significant progress in the business since our previous SAFE rounds which had a $7mm cap, this includes growing a 150k potential customer list.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The company will leverage a good portion of its proceeds to ramp up marketing and customer acquisition in order to launch the credit card with as many potential customers as possible.

- *Company Employment*
  46.5%
  The company will be able to bring on additional part-time and full-time staff if it hits its funding goals. These staff will include executive, operations, finance, and

marketing hires necessary for it to achieve first revenue in 2021.

If we raise the over allotment amount of $1,069,999.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  The company will leverage a good portion of its proceeds to ramp up marketing and customer acquisition in order to launch the credit card with as many potential customers as possible.

- *Company Employment*
  40.0%
  The company will be able to bring on additional part-time and full-time staff if it hits its funding goals. These staff will include executive, operations, finance, and marketing hires necessary for it to achieve first revenue in 2021.

- *Operations*
  10.0%
  As the company hires more full-time and part-time staff, it will also have to incur various overhead and office-related expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vitalcard.com (Website Footer).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vital

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vital Card, Inc.

[See attached]

VITAL CARD, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 21, 2020

To: Board of Directors, VITAL CARD, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of VITAL CARD, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


VITAL CARD, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	44,782	$	174,822
Other current assets		166,157		110,497
Total current assets		210,939		285,319
Total Assets	$	210,939	$	285,319
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Credit card payable	$	56,921	$	13,173
Total Current Liabilities		56,921		13,173
Convertible notes payable		500,000		0
SAFE instruments		2,094,980		2,044,980
Total Liabilities		2,651,901		2,058,153
OWNERS' EQUITY				
Common Stock (50,000,000 shares authorized; 8,456,355 and 8,200,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		0		0
Retained earnings		(2,440,962)		(1,772,833)
Total Owners' Equity		(2,440,962)		(1,772,833)
Total Liabilities and Owners' Equity	$	210,939	$	285,319

VITAL CARD, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 0	$ 0
Operating expenses		
Selling, general and administrative	668,042	1,235,027
Marketing and advertising	110	22,679
Total operating expenses	668,152	1,257,706
Net Operating Income (Loss)	(668,152)	(1,257,706)
Interest income/(expense)	23	235
Tax provision (benefit)	0	0
Net Income (Loss)	$ (668,129)	$ (1,257,471)

VITAL CARD, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Earnings	Total Owners' Equity
	# Shares	$		
Balance as of January 1, 2018	0	$ 0	$ (515,362)	$ (515,362)
Share issuances	8,200,000	0		0
Net income (loss)			(1,257,471)	(1,257,471)
Balance as of December 31, 2018	8,200,000	$ 0	$ (1,772,833)	$ (1,772,833)
Share issuances	256,355	0		0
Net income (loss)			(668,129)	(668,129)
Balance as of December 31, 2019	8,456,355	$ 0	$ (2,440,962)	$ (2,440,962)

VITAL CARD, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (668,129)	$ (1,257,471)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	(55,660)	(18,569)
Increase (Decrease) in accounts payable	43,748	13,173
Net cash used in operating activities	(680,040)	(1,262,867)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from convertible notes payable issuance	500,000	0
Proceeds from convertible notes payable and SAFE instruments	50,000	1,000,000
Net change in cash from financing activities	550,000	1,000,000
Net change in cash and cash equivalents	(130,040)	(262,867)
Cash and cash equivalents at beginning of period	174,822	437,689
Cash and cash equivalents at end of period	$ 44,782	$ 174,822

VITAL CARD, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

VITAL CARD, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as Bloom Financial Services, Inc. in Delaware on March 22, 2017. The Company markets and develops a referral model for payment cards.

Since Inception, the Company has relied on securing loans and capital contributions to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $44,782 and $174,822 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more

likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the use and referral of its payment card product.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 – EQUITY

As of December 31, 2019 and 2018, the Company had 8,456,355 and 8,200,000 shares of common stock outstanding and has authorized 50,000,000 shares.

NOTE 7 – SAFE INSTRUMENTS AND CONVERTIBLE NOTES

As of December 31, 2019 and 2018, the Company had issued a balance $2,094,980 and $2,044,980 of simple agreements for future equity ("SAFE") instruments. The SAFE instruments convert to equity upon a qualified financing event with a 20 percent discount rate. All of the SAFE instruments except for $999,980 have a valuation cap of $7,000,000. Based on commentary from US regulatory authorities, the Company accounts for the balances of SAFE instruments as a long-term liability.

In May 2019, the Company issued $500,000 of convertible notes payable with a 20 percent discount rate.

As described in Note 10 below, the Company issued additional SAFE instruments and convertible notes payable in 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has a receivable from a founder with $77,194 outstanding as of December 31, 2019.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Additional Share Issuances
In July 2020, the Company issued 24,666 shares of common stock.

Issuance of SAFE Instruments
In 2020, the Company issued $135,000 of simple agreement for future equity ("SAFE"). The SAFE instruments convert directly to stock without any discount or valuation cap.

Issuance of Convertible Notes
In 2020, the Company also issued $250,000 in convertible notes. The notes bear interest at a rate of 6 percent per annum and convert to equity with a $40M valuation cap and a 30 percent discount.

Management's Evaluation
Management has evaluated subsequent events through October 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Vital Card

Future of Social Credit Cards





VITAL
WORLD'S
FIRST
SOCIAL
CREDIT CARD

Website | New York , NY | FINANCIAL SERVICES

VITAL Card is a new social credit card that pays users to share and spend responsibly, giving cardholders cash back (forever!) for each new referral and competing for up to 5% cash back.

$0.00 raised

0 Investors	**$10M** Valuation
$1.03 Price per Share	**$499.55** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In 2020, credit card issuing programs generated $103.9 billion in revenue.
- VITAL Card's pre launch campaign went viral, giving the company over 150,000 new waitlist members and over 1 million views across YouTube, Facebook, WhatsApp and Telegram.
- Our partnership with Evolve Bank and Trust and its positioning in the mainstream consumer credit space has the potential to put our card ahead of its competitors.


VITAL
VITAL
VITAL

OVERVIEW

The world's first social credit card

The VITAL Card was created by industry leaders who saw the opportunity to engage the growing buying power of Millennials and Gen Z in the credit card industry. Millennials and Gen Z care deeply about creation, curation, connection and community, and traditional credit card issuers struggle to gain traction with these groups.


VITAL
The Credit Card that Pays You To Share
VITAL
VITAL
VITAL
VITAL

VITAL Card is designed from the ground up to engage the new consumer culture through social gamification, the 'gig' economy and mobile lifestyle. As a company, we seek to leverage this understanding and our industry experience to create a new paradigm in credit card issuing and rewards.

Credit card companies struggle to acquire Millennial and Gen Z users

The Millennial and Gen Z population (ages 18-34) is roughly the same size as the Baby Boomer population, and a study found nearly two-thirds of young adults had no major credit card.






*Data are rough estimates based on Source 1 and Source 2

Millennials, a population of roughly 75 million in the US, are the largest digitally connected group (Source), and still, the credit card industry struggles to connect with Millennials and Generation Z. As Millennials and Gen Z gain buying power, they want a credit card that embraces their ethos of social sharing and community.

A new generation of credit card issuing

VITAL card users get paid to spend and share responsibly, with a new kind of credit card that leverages social gamification, the 'gig economy' (helping millennials earn extra income) and the essential role smartphones play in the lives of our core market.



The credit card that pays you to share and spend responsiblity

Get paid to share

Massive cash back

Our sleek and elegant credit cards have no annual fee, provide users up to 5% cashback on their spendings and reallocate profits from the credit card industry to the community.

Compete for 5%, 2% or 1% cash back

Whoever has the most activity points gets the hightest % back.

	$Spent	Activity Pro	%Back
Liz J.	$1153	1150	5%
Joe S.	$2719	850	2%
You	$392	750	2%
Jamie Y.	$2884	700	1%
Doug E.	$917	600	1%

*for simple illustration only, actual results will differ

THE MARKET

A growing multibillion dollar market

In 2020, credit card issuing programs generated about $103.9 billion in revenue (Source).

Credit Card Issuing Programs Revenue, 2020


VITAL

$103.9 Billion

VITAL's Primary Target Market: Millenials + Gen Z

75 Million



VITAL's target market is primarily Millennials and Gen Z, which makes up roughly 75 million people in the US. Though VITAL is only in its pre-launch campaign stage, our current waitlisted members are represented in all 50 states, 63% make up a market between the ages of 18-34, 60% are women, 66% hold a college degree, and 58% make an annual income between 40-100k.

Who are VITAL's members?

50
States Repd.



60%
Women


58%
Income
$40-100K
63%
Ages
18-34
66%
College
Degree

OUR TRACTION

A viral social media campaign and a partnership with Evolve Bank and Trust

The VITAL Card is currently in the midst of one of the most successful pre-launch campaigns. We have over 150,000 new waitlisted members and maintain a viral coefficient of 4.67, which means for every one person that came to our site to signup, 4.67 people came with them.


VITAL's pre-launch campaign went viral...
VITAL has added 149K new waitlist members
while maintaining a viral coefficient of 4.67
150K
125K
100K
75K
50K
25K
12/1 12/21 1/10 1/30 2/19 3/11 3/31 4/20 5/10 5/30 6/19 7/9 7/29 8/18 9/7 9/27 10/17 11/6
Current Waitlisted VITAL Members

Content about our card is exploding, with over 1 million views across YouTube, Facebook, WhatsApp and Telegram. VITAL has also partnered with Evolve Bank and Trust, which powers the backend of our business, including access to the network (VISA), processor, fraud prevention, compliance, underwriting, and much

network (Visa), processor, fraud prevention, compliance, underwriting, and much more.

Content about VITAL is exploding!



The company does not yet currently have an active credit card in the market, people can sign up for the waitlist, but they cannot yet avail of any perks or rewards until the card has been implemented and is live. We are currently focused on raising capital in this round to be able to bring our product to market.

In the last quarter of 2020, we are focused on full product development and ramping up our card manufacturing, to prepare for our company's launch in early 2021. We will be launching the VITAL credit card to the public in the second quarter of the year, with a major marketing push.

VITAL roadmap—major milestones

Q4 2020
✓ Pre-launch campaign
✓ MVP marketing site
✓ Finalize bank partnership

Q1 2021
✓ Full product dev mode
✓ Ramp card manufacturing

Q2 2021
✓ Full product dev mode
✓ Prepare for product launch

 **Q3 2021** ✓ Product launch
✓ Big marketing push

WHAT WE DO ────────────

Empowering users to start sharing and start earning!

VITAL uses two different strategies to engage users in a way that no credit card has before.

The VITAL Credit Card



All this with one card

✓ Cash forever for sharing   ✓ Competitve APRs

✓ Up to 5% cash back   ✓ No annual fee

✓ Beautiful, elegant metal cards

Complete monthly activities to get to 5%

Get activity points for good credit behavior, social good spending, life experiences, & common daily purchases.

　　　　　　

Pick up the | Pay VITAL | Credit score | Donate to
dinner tab | bill on time | went up | a charity

The first is engagement around responsible spending. The users will get notified with suggestions on how to improve their credit scores while spending throughout the month, and then receive 1, 2 or 5% cashback at the end of every month based on a system of activity points.

How does VITAL's "credit score" game work?



✓ Members link their bank accounts and other cards

✓ Members get notified with suggestions on how to improve their credit scores based on current spending

✓ Members will learn how to improve their credit score while also spending more on their VITAL cards

✓ **Everyone gets 1% cash back on all spending**

The second strategy is engagement around growing the VITAL community. Your VITAL score determines how much cash you earn every month and you can improve your score by referring new users. Users will get notified and rewarded with 4 points when their friends sign up, 2 points when their friend's friends sign up, and 1 point when those friends sign up their friends. Three tiers of sharing means frequent gratification to pull users back into the VITAL app. In addition, 1% of all transactions go into a cash reward pool and, at the end of each month, VITAL pays out based on everyone's score.

How does VITAL referral work?





1% Community Revenue Share

VITAL takes 1% of the total community spend each month and gives it back to the community in the form of our Referral Game.

Share VITAL Card

VITAL rewards you based on how many friends you sign up (4 pts). You also get credit for everyone your friends bring in (2 pts) and their friends (1 pt).

Grow Your Referral Score

Your referral score determines how much ccash you get every month. The more you share the highter your scores gets and the larger piece of the 1% cash back pie you get.

Earn Referral Rewards

Your referral rewards are depostied straight into your account every month, even if you have no additional shares that month, the rewards keep coming!

THE BUSINESS MODEL ————

VITAL's social business model can convert new users efficiently and effectively!

By partnering with Evolve Bank and Trust, VITAL will focus on marketing and member acquisition, consumer-facing technology and managing the rewards program.

VITAL retains ownership over the customers and, ultimately, the long-term underlying value.

VITAL has partnered with Evolve Bank and Trust






EVOLVE
bank & trust

The majority of VITAL's revenue will come from interest payments, while the rest of our revenue will be generated from interchange income and other banking income. The ~$1.07 million that we are currently raising will be allocated for our upcoming, marketing, product development and manufacturing, and business operations.

VITAL vs. The Credit Card Indusry

	VITAL	CC Industry
Cost Per Lead	~$0.15	>$100
Landing Page Conversion	37.38%	14%
Viral Coefficient	4.67	.01
% Users Referred by User	93.81%	<.50%

Data based on Mixpanel Data Report 2017& https://www.ibisworld.com

VITAL Revenue Streams

Interest ⬤ ——————

Interchange ⬤ ——————

Other Banking ⬤ ——————



HOW WE ARE DIFFERENT

We just secured a bank deal that we believe will position us for success

Very few credit startups in the U.S. have secured bank deals comparable to what VITAL has done. In the last 2 years Brex, a small business credit card, and Petal, an alternative FICO credit card have been very successful, but VITAL's positioning in the mainstream consumer credit space has the potential to be bigger than either of those.

- FORBES "Brex Has Amassed A Valuation Of $2.6 Billion In Under Two Years" (source)
- FORBES "Petal Set To Flourish With $34 Million Funding As US FinTech Finally Blossoms" (source)

Competition

	VITAL	Am. Ex.	Chase	Zero	Cap. One
Credit Card	✓	✓	✓		✓
Social Gamification	✓			✓	
Unlimited Ref. Reward	✓				
Cash Back Rewards	✓	✓	✓	✓	✓
No Annual Fee	✓	✓	✓	✓	✓

**Data based on internal research.*

Additionally, VITAL is all about giving back and makes it easy for users to donate all or a portion of their cash rewards to charities of their choosing.



Make a difference, donate to charity
VITAL makes it easy to donate cash rewards,
(RED)

whether its a portion or all of your monthly earnings.



THE VISION

A major player and positive disruption in the credit card industry

As VITAL ramps up full product development in preparation for our upcoming launch, we are looking ahead to a bright and prosperous future as positive disruptors in the credit card industry. We are the first credit card of our kind to serve and appeal to the massive Millennial and Gen Z market and we believe our product will bring us success within the mainstream consumer credit space.


$169.00

As the **world's first social credit card**, we look forward to being the **positive disruption** to the credit card industry.

VITAL Card's mission is to empower our waitlisted members and future users with income opportunities earned from community building and responsible spending. Our goal is to be one of the largest players in the industry, among the ranks of CapitalOne and Discover, but with a fresh approach that appeals to the generations that came of age in the digital era, as well as those that follow them.

VITAL Card's Mission


VITAL

"

Empower our members with income opportunities earned from community building and responsible




VITAL

spending

OUR LEADERSHIP

Top tier industry leaders with a track record of success

Our founding team consists of a successful tech entrepreneur and senior executive manager at two of the largest global financial institutions. (JP Morgan and BBVA)

Our operations team has worked with dozens of venture funded companies and includes top tier industry leaders in product development, financial services, investment management and credit card services. In addition, members of our advisory board include the Founder of Card.com, DSTLD (Winc Wines), 1Oak and Earos.

WHY INVEST

A new kind of credit card, that we believe is poised for success and ready to take the world by storm

Backed by an innovative and results driven team of entrepreneurs, lawyers, bankers and creative tech individuals, VITAL Card is a credit card company that puts community first. We have taken a completely new approach to the credit card industry with a social business model that has already gained traction and social media attention from Millennials, Gen Z and people of all ages.

Why VITAL, why now?



- ✓ 75M U.S. Millenials are digitally connected

- ✓ Millenials love to share their favorite brands

- ✓ "Gig Economy"-Millenials need extra income

- ✓ No credit card issuing program has leveraged the power of **"Social & Mobile"**.
  Its time that happened.

We believe our partnership with Evolve Bank and Trust has positioned us for success within the mainstream market, and with this big raise, we will be able to amp up product development and reach our target market with continued virality!



> "
> I joined VITAL because I was looking for a credit card that would help me as much as I helped them.
>
> **Lelia (joined Jan 4)**

> "
> I like the fact that VITAL is about the people. I would want to use this card more due to the idea the company stands for something.
>
> **Joy (joined Jan 6)**

These testimonials may not be representative of the experience of other waitlist members and are not a guarantee of future performance or success.



Our Company Launches!

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Launched on StartEngine

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In the Press

  

SHOW MORE

Meet Our Team





Chris Bridges
CEO & Co-founder

Chris is a serial tech entrepreneur, previously CEO & Co-Founder of Vessix – tech enabled virtual credit card / software company in aviation, which was acquired by Flying Software Labs in 2017. Chris has over 15 years of payment industry experience.

Adam Spencer
COO & Co-founder

Adam has a 20+ year career driving: sales, strategy, organizational planning and operations, in senior executive management leadership positions at two of the largest global financial institutions (JP Morgan, BBVA). Adam typically spends 5-10 hours at VITAL Card per week.











Vincent Bradley
Board Member & Co-Founder

Vincent is a serial tech entrepreneur, previously CEO & Co-Founder of FlashFunders – a tech-enabled investment bank, which was acquired by Boustead & Company in 2017. Vincent is a fierce competitor, who is passionate about building great teams.



George Akouri
Head of Product

George is a data and results-driven product manager. Having started and run his own businesses, he thinks holistically when attacking problems. George previously led product and engineering teams at Philosophie as well as worked at Goldman Sachs before joining VITAL. George typically spends 5-10 hours at VITAL Card per week.

Lennon Rubin
Head of Growth

As VITAL's Head of Growth Lennon brings over a decade of conversion optimization and web analytics knowledge to the team. Having run Smooth Conversion for 10+ years, Lennon has worked with dozens of venture-funded companies to help them achieve their growth goals. Lennon will be working 10 hours per week at VITAL.



Jamison Caloras
Lead Product Designer

Jamison is a user-centered designer that uses research and data-driven processes to design and build world-class products. Prior to joining VITAL, Jamison was a design lead at Philosophie, one of NYC's premier digital product agencies. Jamison will be collaborating with the VITAL product team 5-10 hours per week.





Will Noll

Lead Senior Engineer

Will is a serial entrepreneur and experienced software engineer who leads the VITAL engineering team around 10 hours per week. Will has a track record of leading new product development including ideation, product strategy, prioritization, and scalable architecture. Will typically spends 5-10 hours at VITAL Card per week.





Dylan Satin

Head of Marketing

Dylan is a metric driven marketer. Prior to joining VITAL Dylan founded CrowdTap, an equity crowdfunding marketing agency, that successfully helped companies raise over $40M from 2016 to 2017. Dylan typically spends 5-10 hours at VITAL Card per week.





Joseph Cohen

CTO

Joseph Cohen, former VP of Information Systems and e-Commerce at AutoLand Inc/TrueCar inc. and CTO at OrderMarket Inc. has more than 20 years' experience in system architecture design and management. He is an expert in the core programming languages required to build IT systems. Joseph is a graduate of California State University, Northridge. Joseph typically spends 5-10 hours at VITAL Card per week.



Offering Summary

Company :	Vital Card, Inc.
Corporate Address :	214 W 29th St 16th Floor , New York , NY 10001
Offering Minimum :	$9,999.24
Offering Maximum :	$1,069,999.02
Minimum Investment Amount (per investor) :	$499.55

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	9,708
Maximum Number of Shares Offered :	1,038,834
Price per Share :	$1.03
Pre-Money Valuation :	$10,022,951.63

Pre-Money Valuation : $10,022,951.63

<u>**COVID Relief**</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

Founding Investor

The first 500 investors to invest $500 or more will receive an exclusive Cobalt Blue Founders Edition VITAL Card!

Early Bird

First 7 days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 days - Early Bird | 10% bonus

Next 7 days - Early Adopters | 5% bonus shares

Volume

$500 | VITAL Card Tee-Shirt

$1,000 (Tier 2 perk) | 10% bonus to pre-launch referral score +VITAL Card Power Bank

$2,500 (Tier 3 perk) | 15% bonus to pre-launch referral score + VITAL Card Hoodie

$5,000 (Tier 4 perk) | 20% bonus to pre-launch referral score + VITAL Card Hydro Flask

$10,000 (Tier 5 perk) | 25% bonus to pre-launch referral score + Community Outreach Advisory Board Seat

$50,000 (Tier 6 perk) | 50% bonus to pre-launch referral score + Advisory Board Membership

All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Vital Card, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.03/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $103. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is Vital. The world's first social credit card that pays you to share it. Use the card, share it with friends and get paid forever. These days, you can earn money by sharing your house, driving your car, and now by sharing your credit card. Here's the deal, Vital is all about sharing and earning. Whether you sign up your barber, favorite barista, or even your coworkers, your Vital score grows. When they sign up their friends, your score keeps growing. How does it work? Meet our guru.

Your Vital score determines how much cash you earn every month. When you sign up a friend, you get four points. When they sign up a friend, you get two points, and when they sign up more people, you get a point for each new member.

Every time Vital members travels to Mexico, is up too late partying or spending money on questionable sweaters, 1% of the transaction goes into the cash rewards pool. At the end of each month, Vital pays out the cash rewards, pool based, on everyone's Vital score. The higher the score, the bigger the check. Ask Tammy.

You get a check every month forever.

And you even earn an additional 1% cash back on what you spend. What's the catch? There is no catch.

And look at this, a credit card that actually looks good.

Vital reallocates profits from these guys to the community. The way we see it, everyone should earn from their credit card. Welcome to Vital. Start sharing, start earning.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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